

November 18, 2015

<u>VIA E-MAIL</u>

David P. Glatz, Esq.
K&L Gates LLP
70 W. Madison St., Suite 3100
Chicago, IL 60602

Re: Nuveen Municipal 2021 Target Term Fund
        File Nos: 333-207475 and 811-23102
        Nuveen Municipal 2023 Target Term Fund
        File Nos: 333-207489 and 811-23104

Dear Mr. Glatz:

        On October 19, 2015, you filed initial registration statements on Form N-2 on behalf of the Nuveen Municipal 2021 Target Term Fund ("2021 Fund") and the Nuveen Municipal 2023 Target Term Fund ("2023 Fund") (together, the "Funds"). We have given the registration statements a selective review. Based on our review, we have the following comments.[1]

General

1.   We note that portions of the registration statements are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statements.

3.   Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements of the transactions described in the registration statements, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

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[1] Unless otherwise noted, page numbers refer to the registration statement for the 2021 Fund.

4.   To the extent the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. *See* http://www.sec.gov/divisions/investment /guidance/ici073010.pdf.

Registration Statement Cover Page

5.   Please confirm supplementally that the "Amount Being Registered" in the "Calculation of Registration Fee under the Securities Act of 1933" table includes all shares that may be issued pursuant to the Underwriters' over-allotment option.

PROSPECTUS

Cover Page

6.   Each Fund's investment adviser has agreed to pay to the underwriters, from its own assets, fees and compensation (*e.g.*, additional compensation, upfront structuring and syndication fees, sales incentive fees, etc.). Please reflect this compensation and other consideration in the second column in the table under "Sales load." Please also briefly describe these arrangements in a footnote to the table, and provide similar disclosure in the tabular presentation in "Underwriters" on page 71 of the prospectuses. *See* Instruction 2 to Item 1.g. of Form N-2.

7.   The prospectus disclosure indicates that the Funds may invest in below-investment grade securities (junk bonds). When stating that an investment in Fund shares involves certain risks, please indicate that the Funds' anticipated exposure to below-investment grade securities involves special risks, including an increased risk with respect to an issuer's capacity to pay interest, dividends, and repay principal. Please include a bolded cross reference to the prospectus discussion of factors that make the offering speculative or one of high risk. *See* Item 1.1.j. to Form N-2.

Prospectus Summary – Portfolio Contents, pages 2-4

8.   The Summary discloses risks relating to investments in tender option bonds. Accordingly, when describing in the Summary each Fund's investments in municipal securities, please briefly explain that this may include tender option bonds.

9.   The prospectus disclosure indicates that the Funds may use credit default swaps. Please confirm supplementally that if the Funds will write credit default swaps, they will segregate the full notional value of the swaps to cover such obligations.

10.   The prospectus disclosure states that the Funds may engage in total return swaps. If so, an appropriate amount of segregated assets must be set aside. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission fairly recently issued a concept release exploring issues relating to the use of derivatives by

funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate.

Prospectus Summary – Investment Policies, pages 4-5

11.   Please disclose to what extent the Funds may invest in below-investment grade securities (junk bonds). Please provide corresponding disclosure on the cover page (when discussing Fund Strategies), in the Investment Policies section on page 28 of the prospectus, and in the Investment Policies section on page 3 of the Statement of Additional Information. Please confirm whether the references to each Fund's "below investment grade portfolio" are accurate (*see, e.g.,* Prospectus Summary – Distributions (page 9) and Distributions (page 61)).

12.   Please confirm supplementally that derivative instruments will be valued at market/fair value rather than notional value for purposes of calculating compliance with each Fund's 80% policy.

Prospectus Summary – Investment Advisor and Subadviser, pages 10-11

13.   Please disclose how each Fund's investments in derivatives will be valued for purposes of calculating "Managed Assets." We may have further comments.

Prospectus Summary – Special Risk Considerations, pages 11-23

14.   The prospectuses state that, as a non-fundamental investment policy, each Fund may invest up to 30% of its Managed Assets in AMT Bonds and no more than 10% in "tobacco settlement bonds." Please describe the characteristics of AMT Bonds and tobacco settlement bonds when discussing the Portfolio Contents of the Fund throughout the prospectus. Further, please include in the Summary and in the Item 8.3.a. disclosure the risks associated with investing in such securities.

The Fund's Investments – Portfolio Contents, page 27

15.   Please revise the first sentence of the first paragraph to indicate that the Funds will invest in a portfolio of municipal securities "including" low- to medium-quality securities. Please make a corresponding change to the first paragraph of the Portfolio Contents section of the Statement of Additional Information (page 2).

The Fund's Investments – Investment Policies, page 28

16.   For accuracy, please remove the word "below" in the first sentence of the last paragraph, which states that a "security is considered below low- to medium-quality if at the time of investment it is rated BBB/Baa or lower . . . ."

Portfolio Composition and Other Information - Initial Portfolio Composition, page 39

17.   The prospectuses state that the initial portfolio composition of each Fund will include energy holdings and securities of non-U.S. companies, including emerging markets issuers. Please reconcile these anticipated holdings with each Fund's fundamental and non-fundamental investment policies disclosed in the prospectus, none of which describe investments in energy holdings or non-U.S. company securities.

Risks, pages 43-57

18.   Please include in response to Item 8.3.a. of Form N-2 a discussion on Tender Option Bond Regulatory Risk and Hedging Risk, as such risks are described in the Summary. Further, as the Funds may invest in securities and other instruments that are illiquid, including restricted securities, please describe here and in the Summary the risks associated with investing in such securities.

Tax Matters, pages 68-71

19.   The tax discussion states that the Funds invest primarily in securities whose income is subject to U.S. federal income tax. Please revise this discussion to clarify that, except in limited circumstances, the Funds intend to invest in securities that generate income that is exempt from regular federal income tax. Further, if true, please disclose that income exempt from federal tax may be subject to state and local income tax, and that any capital gains distributed by the Funds may be taxable. Please also disclose that the Funds may invest a portion of their assets in securities that generate income that is not exempt from federal or state income tax.

PART C

Exhibits

20.   Except as otherwise permitted by Rule 483 under the 1933 Act, please file copies of the executed rather than "form of" agreements. In the case where there are two or more documents that are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, please follow the procedures outlined in the Rule.

Signature Page

21.   Under Section 6(a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and *the majority of its board of directors or persons performing similar functions*. The signature page of the registration statement does not appear to comply with Section 6(a) in that a majority of the trustees

have not provided a signature. Please conform the signature page to comply with Section 6(a) in the next amendment to the registration statement.

The 2023 Fund

Summary of Fund Expense, pages 24-25

22.   Item 3 of Form N-2 requires an expense example for 1-, 3-, 5-, and 10-year periods. Please remove the 7-year period, as this is not permitted by the Form.

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Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Funds requests acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, both the registrants and their underwriters must request acceleration of the effective date of the registration statements. We will consider a written request for acceleration as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel